Prospectus Supplement No. 3                     Filed Pursuant To Rule 424(b)(3)
(To Prospectus Dated June 25, 1999)                   Registration No. 333-79059

                                  $250,000,000

                          EXODUS COMMUNICATIONS, INC.

   5% Convertible Subordinated Notes Due March 15, 2006 and 21,892,600 shares of Common Stock Issuable Upon Conversion of the Notes

                                ----------------

   This prospectus supplement relates to the resale by the holders of 5% Convertible Subordinated Notes due March 15, 2006 of Exodus Communications, Inc. and the shares of common stock of Exodus issuable upon the conversion of the notes.

   This prospectus supplement should be read in conjunction with the prospectus dated June 25, 1999 and the prospectus supplements dated July 6, 1999 and August 5, 1999, which are to be delivered with this prospectus supplement. All capitalized terms used but not defined in this prospectus supplement shall have the meanings given them in the prospectus.

   The information appearing under the heading "Recent Events" in the prospectus and prospectus supplements is superseded in part by the following information:

   In November 1999, we completed our acquisition of Service Metrics, Inc. for approximately $280.0 million in Exodus common stock. Service Metrics is a provider of Internet monitoring applications and services that measure the consistency, availability and performance of web sites.

   In December 1999, we completed our acquisition of Global Online Japan Co., Ltd. Global Online Japan is an Internet solutions provider based in Tokyo.

   In December 1999, we completed offerings of $375.0 million aggregate principal amount of our 10 3/4% senior notes due 2009, Euro 125.0 million aggregate principal amount of our 10 3/4% senior notes due 2009 and $500.0 million aggregate principal amount of our 4 3/4% convertible subordinated notes due July 15, 2008.

   In November 1999, we announced a two-for-one stock split to be effected in the form of a stock dividend. The stock split was effected on the Nasdaq National Market as of the close of business on December 14, 1999. As a result of the split, the conversion rate per $1,000 principal amount of our 5% convertible subordinated notes is currently 87.5704 shares.

   The information in the table appearing under the heading "Selling Holders" in the prospectus is superseded in part by the information appearing in the table below. In addition, it should be noted that each $1,000 principal amount of notes may be converted into 87.5704 shares of Exodus common stock as a result of various stock splits occurring after the initial offering of the notes.

                            Principal
                         Amount of Notes  Common Stock               Common Stock
                          Beneficially   Owned Prior to              Owned After
                            Owned and     the Offering  Common Stock  Completion
          Name             Offered (1)       (1)(2)     Offered (2)  of Offering
------------------------ --------------- -------------- ------------ ------------
Forum Capital Markets
 LLC....................    6,000,000       525,422       525,422         --

--------
(1) Includes common stock into which the notes are convertible.

(2) Assumes a conversion rate of 87.5704 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

   Investing in our common stock or our convertible subordinated notes involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on Page 4 of this prospectus and those contained in documents incorporated by reference into this prospectus.

                                ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

                                ----------------

   The date of this prospectus supplement is December 22, 1999.